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                              August 1, 2022

       Donald R. Taylor
       Chief Executive Officer
       Augusta Gold Corp.
       Suite 555-999 Canada Place
       Vancouver, BC, Canada V6C 3E1

                                                        Re: Augusta Gold Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed July 8, 2022
                                                            File No. 333-266055

       Dear Mr. Taylor:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed July 8, 2022

       General

   1. We note the closing prices for your common stock on the TSX for the sixty days prior to the filing of this Form
S-3 on July 8, 2022. It does not appear that the aggregate market value of the voting and
non-voting common equity held by non-affiliates of Augusta Gold would be $75 million
(U.S.) or more for purposes of Form S-3, General Instruction I.B.1.
                                                        Please explain to us
how Augusta Gold met the market value threshold of General
                                                        Instruction I.B.1 as of
the filing date. In the alternative, please demonstrate to us how you satisfy one of the
other conditions set forth in General Instruction I.B, or re-file the registration statement
on an appropriate form.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Donald R. Taylor
Augusta Gold Corp.
August 1, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan
Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



FirstName LastNameDonald R. Taylor                         Sincerely,
Comapany NameAugusta Gold Corp.
                                                           Division of
Corporation Finance
August 1, 2022 Page 2                                      Office of Energy &
Transportation
FirstName LastName